Exhibit 12.1

The Kraft Heinz Company

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Successor						Predecessor (H. J. Heinz Company)
	March 31, 2018 (13 weeks)	December 30, 2017 (52 weeks)	December 31, 2016 (52 weeks)	January 3, 2016 (53 weeks)	December 28, 2014 (52 weeks)	February 8 - December 29, 2013 (29 weeks)	April 29 - June 7, 2013 (6 weeks)	April 28, 2013 (52 weeks)
Fixed Charges:
Interest expense(a)	$317	$1,234	$1,134	$1,321	$701	$418	$52	$287
Capitalized interest	1	(1)	13	3	1	2	—	1
Interest component of rent expense(b)	11	58	48	54	29	38	5	43

Total fixed charges	$329	$1,291	$1,195	$1,378	$731	$458	$57	$331

Earnings:
Income/(loss) from continuing operations before income or loss from equity investees and income taxes	$1,254	$5,530	$5,023	$1,013	$803	$(298)	$(130)	$1,344
Add: Interest expense(a)	317	1,234	1,134	1,321	701	418	52	287
Add: Interest component of rent expense(b)	11	58	48	54	29	38	5	43
Add: Amortization of capitalized interest	—	2	2	3	1	1	—	—

Earnings as adjusted	$1,582	$6,824	$6,207	$2,391	$1,534	$159	$(73)	$1,674

Ratio of earnings to fixed charges	4.81	5.29	5.19	1.74	2.10	(c)	(c)	5.06

(a)	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.
(b)	Represents approximately one third of rent expense for each period presented.
(c)	The ratio coverage during the period from February 8 to December 29, 2013 (“2013 Successor Period”) and during the period from April 29 to June 7, 2013 (“2013 Predecessor Period”) was less than 1:1. We would have needed to generate additional earnings of $299 million during the 2013 Successor Period and $130 million during the 2013 Predecessor Period to achieve ratio coverage of 1:1.